UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number 001-11478
                                                                    ---------

                              Kranzco Realty Trust
-----------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)

     128 Fayette Street, Conshohocken, PA 19428        610-941-9292
-----------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares of beneficial interest ("Common Shares"), Series B-1 Cumulative
-----------------------------------------------------------------------------
Convertible Preferred Shares of Beneficial Interest ("B-1 Shares"), Series D
-----------------------------------------------------------------------------
Cumulative Redeemable Preferred Shares of Beneficial Interest ("D Shares")
-----------------------------------------------------------------------------
          (Title of each class of securities covered by this Form)

                                    None
-----------------------------------------------------------------------------
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)      [X]       Rule 12h-3(b)(1)(i)      [X]
          Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(1)(ii)     [ ]
          Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(i)      [ ]
          Rule l2g-4(a)(2)(ii)     [ ]       Rule l2h-3(b)(2)(ii)     [ ]
                                             Rule 15d-6               [ ]

     Approximate number of holders of record as of the certification or notice date: 0 holders of Common Shares,0 holders of B-1 Shares and 0
                  --------------------------------------------------------
     holders of D Shares
     ---------------------------------------------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2000                     By:/s/ Norman M. Kranzdorf

                                           -----------------------
                                           Norman M. Kranzdorf
                                           President and Chief Executive
                                           Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.